                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                               The Parkway Company
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of class of securities)

                                    701545204
- --------------------------------------------------------------------------------
                                 (CUSIP number)


Check the following box if a fee is being paid with this statement /x/ (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP NO.   701545204                13G                 PAGE   2 OF   8  PAGES

- --------------------------------------------------------------------------------
       1           NAME OF REPORTING PERSONS
                   S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSONS
                                 Morgan Stanley Group Inc.
                                 IRS # 13-283-8891
- --------------------------------------------------------------------------------
       2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a) / /
                                                                (b) / /
- --------------------------------------------------------------------------------
       3           SEC USE ONLY

- --------------------------------------------------------------------------------
       4           CITIZENSHIP OR PLACE OF ORGANIZATION
                                 The state of organization is Delaware.

- --------------------------------------------------------------------------------
                   NUMBER OF             5       SOLE VOTING POWER
                     SHARES                                     0
                                         ---------------------------------------
                  BENEFICIALLY           6       SHARED VOTING POWER
                    OWNED BY                              591,300
                                         ---------------------------------------
                      EACH               7       SOLE DISPOSITIVE POWER
                   REPORTING                                    0
                                         ---------------------------------------
                  PERSON WITH            8       SHARED DISPOSITIVE POWER
                                                          594,000
- --------------------------------------------------------------------------------
       9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           594,000

- --------------------------------------------------------------------------------
       10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                   CERTAIN SHARES*

- --------------------------------------------------------------------------------
       11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                             19.69%

- --------------------------------------------------------------------------------
       12          TYPE OF REPORTING PERSON*
                          IA, CO

- --------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT !

CUSIP NO.   701545204                13G                 PAGE   3  OF   8 PAGES

- --------------------------------------------------------------------------------
       1           NAME OF REPORTING PERSONS
                   S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSONS
                          Morgan Stanley Asset Management  Inc.
                          IRS # 13-304-0307
- --------------------------------------------------------------------------------
       2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a) / /
                                                               (b) / /

- --------------------------------------------------------------------------------
       3           SEC USE ONLY

- --------------------------------------------------------------------------------
       4           CITIZENSHIP OR PLACE OF ORGANIZATION
                          The state of organization is Delaware.

- --------------------------------------------------------------------------------
                NUMBER OF                    5       SOLE VOTING POWER
                 SHARES                                             0
                                          --------------------------------------
              BENEFICIALLY                   6       SHARED VOTING POWER
                OWNED BY                                      591,300
                                          --------------------------------------
                  EACH                       7       SOLE DISPOSITIVE POWER
                REPORTING                                           0
                                          --------------------------------------
               PERSON WITH                   8       SHARED DISPOSITIVE POWER
                                                              594,000
- --------------------------------------------------------------------------------
       9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           594,000

- --------------------------------------------------------------------------------
       10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                   CERTAIN SHARES*


- --------------------------------------------------------------------------------
       11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                             19.69%

- --------------------------------------------------------------------------------
       12          TYPE OF REPORTING PERSON*
                          IA, CO

- --------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT !

CUSIP NO.   701545204                13G                 PAGE   4  OF  8  PAGES

   Item 1 (a)                  Name  of  Issuer
- -----------------              ----------------------------

                               The Parkway Company

   Item 1 (b)                  Address of issuer's principal executive offices
- -----------------              -------------------------------------------------

                               300 One Jackson Place
                               188 East Capitol Street
                               P.O. Box 22728
                               Jackson, Mississippi 39225-2728

   Item 2 (a)                  Name of person filing
- -----------------              -------------------------------------------------

                        (a)    Morgan  Stanley  Group  Inc.
                        (b)    Morgan Stanley Asset Management Inc.

   Item 2 (b)                  Principal business office
- -----------------              -------------------------------------------------

                        (a)    1585 Broadway
                               New  York,  New  York  10036

                        (b)    1221 Avenue of the Americas
                               New  York,  New  York  10020

   Item 2 (c)                  Citizenship
- -----------------              ----------------------------

                               Incorporated by reference to
                               Item 4 of the cover page
                               pertaining to each reporting
                               person.

   Item 2 (d)                  Title of class of Securities
- -----------------              -------------------------------------------------

                               Common  Stock

   Item 2 (e)                  Cusip  No.
- -----------------              ----------------------------

                               701545204

   Item 3               (a)    Morgan Stanley Group Inc. is (e) an
- -----------------              Investment Adviser registered under section 203
                               of the Investment Advisers Act of 1940.

                        (b) Morgan Stanley Asset Management Inc. is (e) an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

   Item 4                      Ownership
- -----------------              ----------------------------

                               Incorporated by reference to Items (5)-(9) and
                               (11) of the cover page.

CUSIP NO.   701545204                13G               PAGE   5  OF   8   PAGES

     Item 5                           Ownership of 5 Percent or Less of a Class
     ------                           ------------------------------------------

                                      Inapplicable

     Item 6                           Ownership of More than 5 Percent on
                                      Behalf of Another Person
     ------                           ------------------------------------------

                                      Accounts managed on a discretionary basis by Morgan Stanley Asset Management Inc., a wholly owned subsidiary of Morgan Stanley Group Inc., are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. No such account holds more than 5 percent of the class.

     Item 7                           Identification and Classification of the
     ------                           Subsidiary  Which  Acquired
                                      the Security Being Reported on By the
                                      Parent Holding Company
                                      ------------------------------------------

                                      Inapplicable

     Item 8                           Identification and Classification of
     ------                           Members  of  the  Group
                                      ------------------------------------------

                                      Inapplicable

     Item 9                           Notice  of  Dissolution  of  Group
     ------                           ----------------------------------

                                      Inapplicable

     Item 10                          Certification
     -------                          -------------

                                      By signing below I certify that, to the
                                      best of my knowledge and belief, the
                                      securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUPIS No.   701545204                  13G             PAGE   6  OF   8   PAGES


                       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date :                 July  10, 1996

Signature :            ---------------------------------------------------------

Name / Title :         Peter  A.  Nadosy/Vice Chairman
                       ---------------------------------------------------------
                       MORGAN  STANLEY  ASSET  MANAGEMENT  INC.

Date :                 July  10, 1996

Signature :            ---------------------------------------------------------

Name / Title :         Edward J. Johnsen/Vice President Morgan Stanley &
                       Co. Incorporated
                       ---------------------------------------------------------
                       MORGAN  STANLEY  GROUP  INC.

                            INDEX TO EXHIBITS                            PAGE

     EXHIBIT 1         Agreement to Make a Joint Filing                    7
- ---------------------



     EXHIBIT 2         Secretary's Certificate Authorizing Edward J.       8
- ---------------------  Johnsen to Sign on behalf of Morgan Stanley Group Inc.